Exhibit 99.1

Fang Announces Results of 2017 Annual General Meeting

BEIJING, December 21, 2017 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (the “Company,” “Fang,” “we” or “our”), the leading real estate Internet portal in China, today announced that it held its 2017 annual general meeting of shareholders on December 20, 2017. At the meeting, the shareholders resolved by ordinary resolution to (1) re-elect Mr. Jingbo Wang as a director of the board of directors of the Company (the “Board”); and (2) re-elect Mr. Mingqiang Bi as an independent director of the Board and a member of the audit committee of the Board.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Dana Cheng

Senior Manager, Investor Relations

Phone: +86-10-5631 8174

Email: chengyu.bj@fang.com